EXHIBIT 12.1

EMMIS COMMUNICATIONS CORPORATION AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited, dollars in thousands)

	FEBRUARY 28 (29),
						Pro Forma
	2000	2001	2002	2003	2004	2004
EARNINGS:
Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$7,597	$32,870	$(85,451)	$18,780	$28,129	$56,082
Add:
Fixed charges	57,018	83,580	140,749	116,085	97,863	69,910
Amortization of capitalized interest	74	74	74	74	74	74
Less:
Capitalized interest	420	—	—	—	—	—
Preferred stock dividends	3,144	8,984	8,984	8,984	8,984	8,984

Earnings	$61,125	$107,540	$46,388	$125,955	$117,082	$117,082
FIXED CHARGES:
Interest expense (including amortization of debt expenses)	$51,986	$72,444	$129,100	$103,835	$85,958	$58,005
Capitalized interest	420	—	—	—	—	—
Portion of rents representative of the interest factor	1,468	2,152	2,665	3,266	2,921	2,921
Preferred stock dividends	3,144	8,984	8,984	8,984	8,984	8,984

Fixed Charges	$57,018	$83,580	$140,749	$116,085	$97,863	$69,910
Ratio of Earnings to Fixed Charges	1.1	1.3	N/A	1.1	1.2	1.7

Deficiency	$—	$—	$94,361	$—	$—	$—